FINDIT, INC.

5051 Peachtree Corners Circle, #200

Peachtree Corners, GA 30092

January 16, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Findit, Inc.
Revised Information Statement on Schedule 14C Filed January 3, 2024
File No. 000-56345

Dear Sir or Madam:

Pursuant to your comment letter dated January 11, 2024, please note the following:

Revised Information Statement on Schedule 14C -amendment 1

Information About Findit
Management's Discussion and Analysis of Financial Condition, page 56

1.                  Please update the management's discussion and analysis of financial condition to include the fiscal year ended December 31, 2022. Refer to Item 14(c)(1) of Schedule 14A.

Management’s Discussion and analysis of financial condition has been updated to include the fiscal year ended December 31, 2022.

Information Incorporated by Reference, page 132

2.                  We note your response to prior comment 3. Please revise to remove this section as you appear to be ineligible to incorporate by reference pursuant to Item 14(e)(1) to Schedule 14A.

The section “Information Incorporated by Reference has been removed.

Sincerely,

Findit, Inc.

/s/Thomas Powers

By: Thomas Powers, CEO